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MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL
CONDITION AND RESULTS OF OPERATIONS — CANADIAN GAAP

        The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements. All figures presented are in US dollars unless otherwise noted.

Results of Operations

        The year ended December 31, 2002 saw Agnico-Eagle achieve a number of significant milestones:

  •
  Record annual gold production of 260,183 ounces representing an 11% increase over 2001 and a 50% increase over 2000.

  •
  Improved operating performance with the 40% capacity expansion of the mine and mill to 7,000 tons of ore per day in the fourth quarter.

  •
  Improved financial performance as record gold production and full leverage to an improved gold price resulted in net income of $0.07 per share.

  •
  Best financial position in Company history with available cash resources of nearly $253 million at the end of 2002 and no "net debt" as discussed below under "Liquidity and Capital Resources".

        For the year ended December 31, 2002, net income was $13.2 million, or $0.07 per share. This represents a significant improvement from a loss of $7.7 million, or $0.12 per share in 2001 and a loss of $3.4 million, or $0.06 per share, in 2000. The table below summarizes the major variances which contributed to the overall increase in net income in 2002, as compared to 2001, and 2001, as compared to 2000, are:

	2002 vs. 2001	2001 vs. 2000
Net Loss, Years Ended December 31, 2001 and 2000	$(7,655)	$(3,392)
Increase in gold production	6,913	16,960
Increase (decrease) in gold price	10,147	(1,174)
Change in zinc production and zinc price	(13,770)	24,156
Change in copper production and copper price	3,627	(1,530)
Change in silver production and silver price	1,335	5,565
Gain on redemption of 2004 senior convertible notes (net of tax)	4,884	—
Net decrease (increase) in operating expenses, exploration and taxes	7,716	(48,240)

Net Income (Loss), Years Ended December 31, 2002 and 2001	$13,197	$(7,655)

        In 2002, record production and a significant improvement in net income were achieved in spite of some expansion-related start-up difficulties. Despite record production, the Company missed its 2002 production budget of 340,000 ounces due primarily to richer grade, lower level stopes not being sufficiently developed for mining as planned. Record summer heat, a SAG mill failure in July delaying backfill placement, and delays in ventilation installation at depth resulted in slower than anticipated stope development limiting LaRonde's ability to mine gold/copper stopes on the lower mining levels. Attempts to accelerate development to make up lost progress resulted in congestion on the lower mining levels as construction and development conflicted with production. To maintain mill throughput, more lower-grade, zinc-rich ore was mined from the upper mining levels. As a result, zinc production was 26% higher than anticipated.

        Increased El Coco royalties and a weaker zinc price contributed to increased total cash operating costs to produce an ounce of gold of $182 for 2002, a 17% increase from $155 in the previous year but a 3% improvement over $188 in 2000.

        Cash flow from operations, before non-cash working capital changes, increased 70% to $21.1 million in 2002 from $12.4 million in 2001 and increased more than three fold from $4.9 million in 2000. This improvement in 2002 reflects increased gold production and the realization of higher gold prices resulting from the Company's long-term commitment to remain unhedged. In 2002, the Company realized an average price of $312 per ounce of gold representing increases of 14% and 12% over $273 realized in 2001 and $278 realized in 2000.

        During 2002, the Company strengthened its liquidity. At December 31, 2002, the Company had available cash resources of nearly $253 million with no net debt. Available cash resources is comprised of $153 million in cash and $100 million of undrawn credit lines. The Company's strengthened liquidity represents an increase of 118% from $116 million in 2001, and a five-fold increase from $46 million in 2000. Improved liquidity is attributable to the Company's strengthening operating cash flow as well as the refinancing of its 2004 convertible notes in February 2002 and a unit offering of common shares and warrants in November 2002. In 2002, the Company made $64.8 million of capital investments comprised primarily of the expansion at LaRonde. In 2001 and 2000, $36.3 million and $68.4 million, respectively, were invested in the expansion.

Revenues from Mining Operations

        The Company derives its revenue mainly from the sale of precious metals (gold and silver), zinc and copper net of smelting, refining and other marketing charges. Precious-metal sales accounted for approximately 87% of revenues in 2002, up from 78% in 2001 and 83% in 2000. For the year ended December 31, 2002, revenues from mining operations increased 15% over 2001 and 61% over 2000. The majority of this increase was attributable to record gold production of 260,183 ounces and higher realized gold prices. Lower zinc production and price had a negative impact on revenues but were more than offset by the increases in gold production and price.

Revenues from Mining Operations

        In the fourth quarter of 2002, LaRonde achieved its expanded rate of 7,000 tons of ore per day and produced a quarterly record 75,235 ounces of gold as the mill processed a record 540,000 tons of ore. In the fourth quarter of 2002, the mill reached peak rates of 8,000 tons of ore per day and averaged 5,846 tons of ore per day. Average daily throughput for the fourth quarter was affected by reduced ore availability due to the stope development difficulties discussed above, and a planned six-day expansion related shutdown.

2003 Outlook:
The Company is addressing the heat-related development issues mentioned above by completing the installation of a cooling system on the lower mining levels and investigating a larger cooling plant on surface. Furthermore, the Level 219 crushing plant and conveyor system (2,190 metres or 7,200 feet below surface) is expected to be completed in the second quarter of 2003 and is expected to reduce congestion and further improve ore flow on the lower levels. These improvements are expected to allow more efficient access to the higher-grade gold ore on the lower mining levels. Improved ore-flow coupled with a full year of operations at the expanded 7,000-ton-per-day rate is anticipated to result in increased gold production in 2003.

Interest and Sundry Income

        Interest and sundry income was $2.0 million in 2002 compared to $1.8 million in 2001 and $1.1 million in 2000. The 2002 amount consisted primarily of interest earned on the Company's cash balances and an accounting gain of $1.6 million on the issuance of shares to minority shareholders by the Company's subsidiary. The 2001 and 2000 amounts consisted primarily of interest earned on the Company's cash balances.

2003 Outlook:	Subject to investments in potential growth opportunities, the Company anticipates a higher average cash balance in 2003 resulting in higher interest income.

Production Costs

        In 2002, onsite operating costs per ton milled remained unchanged compared to 2001 at C$52 per ton (costs per ton are reported in Canadian dollars, the currency in which the expenditures are made). The 2002 and 2001 onsite operating cost per ton figures represent a 4% improvement over C$54 in 2000. Total cash operating costs to produce an ounce of gold increased 17% to $182 from $155 in 2001 but declined 3% compared to $188 in 2000. The increase in total cash operating costs to $182 per ounce was primarily due to higher El Coco royalties and lower zinc production and price, partially offset by the benefits of a weaker Canadian dollar. The components of total cash operating costs are presented in the table below. The table reconciles total cash operating costs per ounce to total production costs as shown on the Company's consolidated statements of income (loss).

Reconciliation of costs per ounce of gold produced

	2002	2001	2000
	(thousands, except as noted)
Production costs per Consolidated Statements of Income (Loss)	$76,926	$65,789	$51,901
Adjustments:
Revenue recognition adjustment (i)	(364)	81	(765)
Byproduct revenues, net of smelting, refining and marketing charges	(27,850)	(28,383)	(17,890)
El Coco royalty	(10,764)	(5,424)	—
Non-cash reclamation provision	(1,301)	(1,155)	(517)

Cash operating costs	$36,647	$30,908	$32,729
Gold production (ounces)	260,183	234,860	173,852

Cash operating costs (per ounce)	$141	$132	$188
El Coco royalty	41	23	—

Total cash operating costs (ii)	$182	$155	$188
Non-cash costs (per ounce)
Reclamation provision	5	5	3
Amortization	48	45	33

Total production costs (per ounce)	$235	$205	$224

Note:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under CDN GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with CDN GAAP.

Gold Production and Total Cash Operating Costs

2003 Outlook:
The Company expects the installation of the Level 219 crushing plant and conveyor system (2,190 metres or 7,200 feet below surface) to allow more efficient access to ore from the gold/copper areas in the lower mining levels. Due to the increased availability of gold/copper ore and economies of scale expected to be achieved from the first full year of gold production at the 7,000 ton per day rate, the Company expects gold production to increase and total cash operating costs to decrease marginally in 2003. El Coco royalties are also expected to decrease in 2003 as that section of the mine is depleted.

Agnico-Eagle's total cash operating costs per ounce of gold are heavily dependent on the US dollar/Canadian dollar exchange rate and the prices it receives for its byproduct silver, zinc and copper production, all of which are beyond the Company's control. The assumptions made for 2003 are a US$/Canadian dollar exchange rate of $1.47, a silver price of $4.60 per ounce, a zinc price of $0.36 per pound and a copper price of $0.75 per pound.

Exploration and Corporate Development Expense

        In 2002, with the expansion of LaRonde nearing completion, Agnico-Eagle increased its corporate development resources to identify growth opportunities. In 2002, exploration and corporate development expense was $3.8 million. Of this amount, $3.5 million related to grassroots exploration and $0.3 million related to corporate development. Exploration expenses were $6.4 million in 2001 and $3.2 million in 2000. The 2001 amount includes a non-cash write-off of $2.3 million resulting from the decision to drop its ownership interest in the Tonkin Springs project in Nevada. As a result of this decison, the Company incurred a non-cash charge and made an environmental restoration payment in 2001. Excluding this write-off, exploration expense in 2002 decreased $0.6 million or 15% over 2001, and increased $0.3 million or 9% over 2000.

2003 Outlook:
Exploration and corporate development expense is expected to increase 10-15% in 2003. The Company is increasing its grassroots exploration activities leveraging its strong land position around the LaRonde Mine. The Company also expects increased corporate development expenses as the management team works to identify and evaluate growth opportunities.

General and Administrative Expenses

General and administrative expenses increased to $5.8 million in 2002 compared to $4.5 million in 2001 and $4.2 million in 2000 mainly due to increased corporate activities, including the transfer of mine personnel to head office.

2003 Outlook:	In 2003, general and administrative expenses are expected to remain unchanged.

Provincial and Federal Capital Taxes

Provincial capital taxes were $0.8 million in 2002 compared to $1.6 million and $1.3 million in 2001 and 2000, respectively. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. Despite the 2002 increase in paid-up capital, capital taxes decreased due to a new incentive program aimed at encouraging exploration. Under this program, the Company can claim a tax credit for certain exploration expenditures to reduce capital tax otherwise payable.

Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2002 to $0.9 million from $0.7 million in each of 2001 and 2000 represents increases in capitalization resulting from the refinancing of the Company's 2004 convertible notes and the unit offering.

2003 Outlook:
In 2003, the Company expects less of its exploration expenditures to qualify for the incentive program mentioned above due to a different geographic distribution of expenditures. Coupled with the 2002 increase in paid-up capital, provincial capital taxes are expected to increase to between $1.5 million and $2.0 million in 2003.

Federal capital taxes are expected to increase to between $1.2 million and $1.4 million due to increases in the Company's capitalization. Under recently proposed legislation, federal capital taxes are expected to be phased out over a five year period with the complete elimination of federal capital taxes by 2008.

Amortization

Amortization expense was $12.6 million in 2002 compared to $10.7 million in 2001 and $5.7 million in 2000. The Company calculates its amortization on a unit-of-production basis using proven and probable reserves as its amortization base. Despite an 11% increase in production and capital additions of $64.8 million, amortization remained relatively unchanged in 2002 due to a 23% increase in proven and probable reserves at year end. The increase over 2000 reflects the 2001 commissioning of assets previously under construction. Amortization was $48 per ounce in 2002 compared to $45 in 2001 and $33 in 2000.

2003 Outlook:
Amortization expense is expected to be $55 to $65 per ounce of gold production in 2003 as increased production and anticipated LaRonde capital expenditures of $36 million are only partially offset by increased reserves.

Interest Expense

In 2002, interest expense decreased to $2.0 million from $14.6 million in 2001 and from $8.9 million in 2000. The decrease in 2002 over 2001 is due to the capitalization of interest on the portion of financing from the Company's revolving bank facility used to fund the LaRonde expansion and due to the refinancing of the 2004 senior convertible notes. The Company presents the 2012 convertible debentures as an equity instrument and, as such, interest on the debentures is charged to retained earnings rather than income. Interest on the 2004 senior convertible notes was charged to income in 2001 and 2000.

In 2002, the Company capitalized cash interest of $2.3 million on the revolving bank facility compared to nil in 2001 and $5.9 million in 2000. Of the $2.0 million interest expense in 2002, approximately $1.5 million related to interest on the old 2004 convertible notes, and the remaining $0.5 million represents non-cash amortization of the financing costs associated with the 2012 convertible debentures. Of the $14.6 million interest expense in 2001, $9.0 million related to the 2004 convertible notes and $5.6 million related to the Company's revolving bank facility. No interest was capitalized in 2001. In 2000, all of the $8.9 million interest expense related to the 2004 convertible notes and $5.2 million of interest on the revolving bank facility was capitalized in connection with the LaRonde expansion.

2003 Outlook:
The Company does not anticipate drawing on its revolving bank facility in 2003 unless it invests in additional growth opportunities. As a result, interest expense is expected to be $1.8 million relating to standby fees for the revolving bank facility. If the Company were to draw on its revolving bank facility in 2003, interest would be charged to income rather than being capitalized.

Income and Mining Taxes

In 2002, the effective accounting tax rate is 6.2% compared to a recovery rate of 9.9% in 2001 and a recovery rate of 60.3% in 2000. Although the Company reported income before income and mining taxes of $15.1 million in 2002, the Company's tax rate was reduced from the statutory tax rate of 39.9% due to the effect of resource allowances, the utilization of previously unrecognized losses carried forward, non-taxable capital gains, and the accelerated recovery of provincial mining duties. The accelerated mining duty recovery was partially offset by an increase to future mining tax liabilities for the resultant decrease in development pools available for future deductions. In 2001, the Company reported a loss before income and mining taxes of $7.7 million yet recorded a tax recovery of only $0.8 million. The decreased recovery resulted from the Company not recognizing the benefit of deductible temporary differences in the consolidated financial statements. In 2000, the recovery rate of 60.3% was greater than the statutory rate of tax due to the effect of resource allowances.

2003 Outlook:
The Company currently has $23 million of past losses available to reduce future income taxes. The benefit of these losses has not been recognized in the consolidated financial statements. As a result, the Company does not expect to accrue income taxes on the first $23 million of income generated in the future. Once those losses have been completely absorbed, the Company will begin to accrue non-cash deferred income taxes of approximately 30% of income before taxes. This rate differs from statutory rates of approximately 40% due primarily to rate reductions the Company is eligible to receive on resource profits.

Liquidity and Capital Resources

The Company's available capital resources were strengthened in 2002 as a result of the common share and warrant unit offering in November and the refinancing of its 2004 convertible notes in February. Net of financing costs and after the repayment of its 2004 convertible notes, the Company raised $16 million from the issuance of its 2012 convertible debentures. After deducting financing costs, the net proceeds of the unit offering in November were $183 million. The proceeds from these transactions were invested in short-term deposits and will be used to fund growth opportunities, capital expenditures, and other general corporate purposes.

As a result of these transactions, the Company reduced the outstanding amount under its revolving bank facility to nil leaving available cash resources of $252.9 million at the end of the year. The available cash resources are comprised of $152.9 million in cash and $100 million in undrawn credit under the revolving bank facility. An additional $25 million will become available under the revolving bank facility once certain completion tests are satisfied in connection with the LaRonde expansion. The completion tests are expected to be completed in the fourth quarter of 2003. The available cash resources at the end of 2002 improved from $116.2 million at the end of 2001 and $46.4 million at the end of 2000. In March 2003, the Company's revolving bank facility was amended to liberalize the use of debt to include acquisitions and development expenditures.

Operating cash flow, before working capital changes, increased to $21.1 million in 2002 from $12.4 million in 2001 and $4.9 million in 2000. This improvement primarily reflects increased gold production and an increased gold price. The Company's policy of not selling forward gold production allowed it to realize the full benefits of rising gold prices in 2002. The impact of weaker zinc prices was offset by the benefits of a weaker Canadian dollar and lower cash interest expenses.

Operating Cash Flow
($millions)

In 2002, Agnico-Eagle invested $61.4 million in the expansion of LaRonde to 7,000 tons of ore per day versus $36.3 million invested in 2001 and $68.4 million invested in 2000. Of the 2002 amount, $43.1 million was invested in underground construction, development and resource definition, while $18.3 million was invested in the mill and surface infrastructure. Consolidated capital expenditures in 2002 were $64.8 million with the difference of $3.4 million representing capitalized interest and land acquisitions. Expenditures on the LaRonde expansion were approximately $16.6 million in excess of budget for 2002 due primarily to poor productivity in the development of the lower mining levels. The poor productivity was caused by a SAG mill failure in July delaying backfill placement and high underground temperatures resulting from record summer heat coupled with delays in ventilation installation at depth.

In 2002, the Company declared its 23rd consecutive annual dividend of $0.03 per share, an increase over $0.02 per share declared in each of 2001 and 2000. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing in 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares. At December 31, 2002, the Company had no net debt, that is, the $143.8 million principal amount outstanding on the convertible subordinated debentures due 2012 was more than offset by the Company's cash balances of $152.9 million. The Company expects however that interest expense on the convertible subordinated debentures will exceed interest income on the cash balances over the next year.

2003 Outlook:
Based on an average gold price assumption of $320 for 2003, the Company expects operating cash flow to increase driven by anticipated higher gold production. Capital expenditures of $39 million are planned for 2003 including $36 million at LaRonde and $3 million on other projects. The Company expects to fund these capital expenditures from operating cash flow and existing cash balances.

Risk Profile

Financial Risk

Agnico-Eagle's net income is most sensitive to metal prices and the US dollar/Canadian dollar exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2003 of a 10% change in metal prices and exchange rate from 2002 averages:

EPS Sensitivities

In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production; however, the Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In addition, the Company reviews various price protection strategies and has bought put options in the past to lock-in a minimum gold price for part of its production without limiting participation in gold price increases. The Company's metal-price hedge position is summarized in note 9 to the consolidated financial statements. Agnico-Eagle's metals policy only allows hedging of specific risk exposures and prohibits speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. Agnico-Eagle has entered into currency hedging transactions under its Foreign-Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of its exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. Agnico-Eagle's currency hedge position is summarized in note 9 to the consolidated financial statements. The currency policy only allows hedging of specific risk exposures and prohibits speculative trading.

Fluctuations in interest rates can also affect income and cash flows. However, Agnico-Eagle's convertible debentures are at a fixed rate and only its bank debt and cash balances are subject to variable rates. Therefore the impact of market rate changes on income and cash flows is minimal. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors that only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

The Company is subject to various risks that it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of its facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. The Company also transfers some of its normal business risks through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs Agnico-Eagle's purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality.

Reclamation Risk

LaRonde mining and processing operations are subject to environmental, reclamation and closure requirements. The Company monitors such requirements regularly and revises its cost estimates as needed to meet legal and regulatory requirements. Plans for ongoing operations, development and acquisitions are made with due consideration to environmental, reclamation and closure obligations. The Company reviews estimates at least annually and makes appropriate accruals.

Outlook

The Company ended 2002 with record proven and probable gold reserves of 4.0 million ounces of gold. In 2002, the Company converted 1.0 million ounces of gold from resources to reserves at its LaRonde Mine. Including production replacement, LaRonde's gold reserves increased 23% from 3.3 million ounces to 4.0 million ounces. At current and expected mining rates, the LaRonde Mine, the Company's only producing property, has a mine life of approximately 17 years of production. The Company has calculated proven and probable reserves based on a gold price of $300 per ounce. If a gold price of $275 per ounce were assumed, LaRonde's mineral reserve position would decline by a maximum of eight percent.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with CDN GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established. Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition

The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

Revenue from gold and silver recovered in the form of doré bars is recorded when the gold and silver are refined and sold.

Future Tax Assets and Liabilities

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Stock Based Compensation

The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date. As a result, the Company is not required to recognize compensation expense for option grants under this plan. Instead, the Company discloses the pro forma impact of stock option grants on reported income as if it had accounted for grants at fair value. Fair value is determined using the Black-Scholes option valuation model. However, limitations with existing option valuation models create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2002
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$25,092	$29,342	$21,024	$32,323	$107,781
Mine operating costs	17,352	19,181	15,362	25,031	76,926

Mine operating profit	$7,740	$10,161	$5,662	$7,292	$30,855

Net income (loss) for period	$5,778	$3,893	$153	$3,373	$13,197
Net income per share (basic and fully diluted)	$0.13	$0.03	$(0.03)	$(0.06)	$0.07
Operating cash flow*	$5,129	$10,099	$1,440	$4,464	$21,132
Operating cash flow per share	$0.07	$0.15	$0.02	$0.06	$0.30
Weighted average number of shares (in thousands)	68,006	69,050	69,549	76,676	70,821
Tons of ore milled	477,333	491,083	456,818	537,895	1,963,129
Head grades:
Gold (ounces per ton)	0.14	0.17	0.13	0.14	0.14
Silver (ounces per ton)	2.52	2.28	2.25	2.32	2.35
Zinc	5.24%	3.64%	4.01%	3.74%	4.14%
Copper	0.22%	0.30%	0.31%	0.50%	0.34%
Recovery rates:
Gold	94.54%	92.92%	92.43%	92.97%	93.14%
Silver	83.70%	80.10%	77.60%	80.60%	80.60%
Zinc	84.90%	81.40%	67.20%	78.00%	78.40%
Copper	60.30%	74.40%	63.60%	80.30%	71.40%
Payable production:
Gold (ounces)	60,259	74,617	50,073	75,235	260,183
Silver (ounces in thousands)	724	709	547	1,104	3,084
Zinc (pounds in thousands)	35,997	24,740	20,713	26,610	108,060
Copper (pounds in thousands)	1,131	2,084	1,728	3,984	8,927
Realized prices (US$):
Gold (per ounce)	$300	$310	$314	$318	$312
Silver (per ounce)	$4.48	$4.67	$4.73	$4.51	$4.61
Zinc (per pound)	$0.36	$0.36	$0.37	$0.34	$0.34
Copper (per pound)	$0.72	$0.78	$0.74	$0.71	$0.70
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$258	$219	$304	$244	$253
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	(5)
Net byproduct revenues	(124)	(90)	(102)	(111)	(107)

Cash operating costs	$129	$124	$197	$128	$141
El Coco royalty	32	40	11	70	41

Total cash operating costs	161	164	208	198	182
Non-cash costs:
Reclamation provision	5	5	5	5	5
Amortization	47	49	66	37	48

Total production costs	$213	$218	$279	$240	$235

Onsite operating costs per ton milled (Canadian dollars)	C$52	C$52	C$51	C$53	C$52

*    Before non-cash working capital

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Mar. 31		Jun. 30	Sept. 30	Dec. 31	Total 2001
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations		$20,792	$28,799	$18,946	$25,140	$93,677
Mine operating costs		12,072	20,688	13,995	19,034	65,789

Mine operating profit		$8,720	$8,111	$4,951	$6,106	$27,888

Net loss for period		$(253)	$(1,116)	$(4,801)	$(1,485)	$(7,655)
Net loss per share (basic and fully diluted)		$—	$(0.02)	$(0.07)	$(0.03)	$(0.12)
Operating cash flow*		$5,942	$3,591	$1,399	$1,427	$12,359
Operating cash flow per share		$0.10	$0.06	$0.02	$0.02	$0.20
Weighted average number of shares (in thousands)		54,248	56,668	67,201	67,619	61,334
Tons of ore milled		477,989	459,400	386,929	480,931	1,805,248
Head grades:
Gold (ounces per ton)		0.13	0.16	0.13	0.16	0.15
Silver (ounces per ton)		2.10	2.53	2.48	2.16	2.32
Zinc		5.22%	5.32%	5.22%	5.02%	5.19%
Copper		0.17%	0.21%	0.20%	0.24%	0.21%
Recovery rates:
Gold		93.20%	93.83%	91.29%	93.30%	92.59%
Silver		82.70%	80.70%	76.80%	79.10%	79.50%
Zinc		78.80%	78.10%	78.40%	81.70%	78.98%
Copper		60.30%	60.30%	52.60%	65.80%	58.17%
Payable production:
Gold (ounces)		56,623	65,937	45,928	66,372	234,860
Silver (ounces in thousands)		634	723	570	597	2,524
Zinc (pounds in thousands)		33,262	32,600	26,808	33,605	126,275
Copper (pounds in thousands)		927	1,039	716	1,415	4,096
Realized prices (US$):
Gold (per ounce)		$269	$267	$284	$279	$273
Silver (per ounce)		$4.48	$4.59	$4.21	$4.60	$4.35
Zinc (per pound)		$0.46	$0.42	$0.37	$0.35	$0.40
Copper (per pound)		$0.84	$0.88	$0.66	$0.59	$0.64
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)		$288	$237	$291	$228	$257
Less: Non-cash reclamation provision		(5)	(5)	(5)	(5)	(5)
Net byproduct revenues		(156)	(121)	(121)	(90)	(120)

Cash operating costs		$127	$111	$165	$133	$132
El Coco royalty		—	23	16	48	23

Total cash operating costs		127	134	181	181	155
Non-cash costs:
Reclamation provision		5	5	5	5	5
Amortization		49	45	55	36	45

Total production costs		$181	$184	$241	$222	$205

Onsite operating costs per ton milled (Canadian dollars)	C$	50	$52	$53	$49	$52

*    Before non-cash working capital

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CANADIAN GAAP
Revenues from Mining Operations
Reconciliation of costs per ounce of gold produced
Gold Production and Total Cash Operating Costs
Operating Cash Flow ($millions)
EPS Sensitivities
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)